Exhibit 99.2

GUARANTEE AGREEMENT

This GUARANTEE AGREEMENT (this “Agreement”), dated as of April 26, 2019, is made by and among MAKEMYTRIP LIMITED, a limited liability company organized under the laws of Mauritius, with its registered offices at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India (the “Company”), MIH INTERNET SEA PTE. LTD., a limited liability company organized under the laws of Singapore, with its registered office at 1 Scotts Road #21-07, Shaw Centre, Singapore 228208 (“Indigo Parent”) and MIH B2C HOLDINGS B.V., a limited liability company organized under the laws of the Netherlands, with its registered office at Taurusavenue 105, 2132LS, Hoofddorp, The Netherlands (the “Guarantor”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Transaction Agreement (as defined below).

WHEREAS, Indigo Parent, the Company and solely with respect to Article XIII thereof, the Guarantor, are parties to a Transaction Agreement dated as of October 18, 2016 (as amended, modified and supplemented from time to time, the “Transaction Agreement”);

WHEREAS, pursuant to the Share Purchase Agreement (the “Share Purchase Agreement”), dated as of the date hereof by and among Indigo Parent, the Guarantor and Ctrip.Com International, Ltd. (the “Investor”), Indigo Parent will sell all its Class B Shares and Ordinary Shares to the Investor (“Ctrip Transfer”);

WHEREAS, in connection with the Ctrip Transfer, the Company and or its Affiliates desire to enter into an amended and restated investor rights agreement with the Investor, as of the date hereof (“Investor Rights Agreement”);

WHEREAS, pursuant to Section 13.01(c) of the Transaction Agreement, Indigo Parent has agreed to deliver a written guarantee of the Guarantor (or another controlling Affiliate of Indigo Parent reasonably acceptable to the Company) prior to the Ctrip Transfer; and

WHEREAS, Indigo Parent and the Guarantor desire for the Guarantor to provide a written guarantee in favor of the Company on the terms set forth in this Agreement, effective as of the closing of the Ctrip Transfer (“Closing Date”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1.    Guarantee. The Guarantor hereby absolutely, unconditionally and irrevocably guarantees, as a primary obligor and not merely as a surety, (i) the due and punctual payment of all monetary obligations and liabilities of Indigo Parent under the Transaction Agreement and (ii) the due and punctual performance and observance of, and compliance with, all other covenants, agreements, obligations, liabilities, indemnities and warranties of Indigo Parent under or pursuant to the Transaction Agreement (the obligations and liabilities referred to in clauses (i) and (ii) collectively being referred to herein as the “Guaranteed Obligations”).

(b)    The Guarantor hereby irrevocably and unconditionally undertakes to the Company that, if and whenever Indigo Parent defaults for any reason in the performance of any of its obligations under the Transaction Agreement, the Guarantor shall immediately on demand perform or satisfy such obligation in the manner set out in the Transaction Agreement as if it were the principal obligor.

(c)    Such a guarantee from the Guarantor is (i) a continuing guarantee and shall extend to all of the relevant obligations of Indigo Parent under the Transaction Agreement regardless of any intermediate payment or discharge in whole or in part; and (ii) in addition to, and is not in substitution for and shall not merge with or be prejudiced by, any other rights, remedies or security which the parties may at any time hold in respect of the relevant obligations.

(d)    The obligations of the Guarantor shall not be affected by any act, omission or matter which would reduce or release any of such obligations, including any dissolution of Indigo Parent, any change in the constitution, status or control of Indigo Parent, any insolvency, liquidation, administration or other equivalent or similar proceedings of Indigo Parent, and the liability of the Guarantor shall continue or be reinstated.

(e)    This guarantee shall be effective as of the Closing Date and remain in full force and effect until the Guaranteed Obligations under the Transaction Agreement have been irrevocably paid and discharged in full.

(f)    The Guarantor represents and warrants to the Company on the date hereof and as of the Closing Date that:

(i)    The Guarantor is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.

(ii)    The Guarantor has all requisite power and authority to execute and deliver this Agreement and to perform and comply with its obligations hereunder. The execution and delivery by the Guarantor of this Agreement has been duly authorized by all necessary corporate action on the part of the Guarantor, and no other corporate proceedings on the part of the Guarantor are necessary to authorize this Agreement.

(iii)    The Guarantor has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against the Guarantor in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(iv)    The Guarantor has provided the Company with a true, complete and accurate copy of the Share Purchase Agreement.

2.    Amendment of the Share Purchase Agreement. The Guarantor and Indigo Parent jointly and severally agree not to take steps to amend the Share Purchase Agreement without the prior written consent of the Company, if such amendment (a) modifies the definition of the term “Outside Date” therein or (b) would in the reasonable determination of Indigo Parent and a majority of the Independent Directors acting on behalf of the Company materially and adversely impact the rights of or protection to the minority shareholders of the Company.

3.    Amendment of the Investor Rights Agreement. Subject to Applicable Law and the NASDAQ Stock Market Rules, the Company hereby agrees that it will not, and will not permit any of its controlled affiliates to, without the prior written consent of Indigo Parent, amend, supplement or otherwise modify or waive provisions of the Investor Rights Agreement in any manner that could reasonably be expected to prevent or materially and adversely impede, interfere with, hinder or delay the consummation of the Ctrip Transfer.

4.    Consent. Indigo Parent irrevocably consents, and confirms that it has no objections, to the execution, delivery and performance of the Investor Rights Agreement and the Share Purchase Agreement by the relevant parties thereto.

5.    Termination. Notwithstanding anything contained elsewhere, this Agreement and all obligations of the parties hereunder shall automatically terminate, without further action by any party hereto, upon the termination of the Share Purchase Agreement.

6.    Notices. (a) In accordance with Section 14.02 of Transaction Agreement, Indigo Parent hereby notifies the Company that Indigo Parent’s new address is the address set forth in item (b)(i) below. In accordance with Section 14.02 of Transaction Agreement, the Company hereby notifies Indigo Parent and Guarantor that the Company’s new address is the address set forth in item (b)(iii) below.

(b)    All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be addressed to a party at the following address for such party:

(i) if for Indigo Parent, to:

MIH Internet Sea Private Limited

Taurusavenue 105

2132LS, Hoofddorp

The Netherlands

Attention: The General Counsel, Naspers Limited

Email: david.tudor@naspers.com

with copies to (which shall not constitute notice):

Wayne Benn

Email: wbenn@naspers.com

Cravath, Swaine & Moore LLP

CityPoint

One Ropemaker Street

London EC2Y 9HR

Attention: David Mercado

Facsimile: +44 207 860 1150

Email: dmercado@cravath.com

(ii) if for the Guarantor, to:

MIH B2C Holdings BV

Taurusavenue 105

2132LS, Hoofddorp

The Netherlands

Attention: The General Counsel, Naspers Limited

Email: david.tudor@naspers.com

with copies to (which shall not constitute notice):

Wayne Benn

Email: wbenn@naspers.com

Cravath, Swaine & Moore LLP

CityPoint

One Ropemaker Street

London EC2Y 9HR

Attention: David Mercado

Facsimile: +44 207 860 1150

Email: dmercado@cravath.com

(iii) if for the Company, to:

MakeMyTrip Limited

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

Attention: Mohit Kabra

Facsimile: +91 124 4395100

Email: groupcfo@go-mmt.com

with copies to (which shall not constitute notice):

Latham & Watkins LLP

9 Raffles Place #42-02

Republic Plaza

Singapore 048619

Attention: Michael Sturrock / Rajiv Gupta

Facsimile: +65 6536 1171

Email: michael.sturrock@lw.com / rajiv.gupta@lw.com

or to such other addresses as shall be furnished in writing by the Guarantor to the other parties to the Transaction Agreement in accordance with the Section 14.02 thereof.

7.    Miscellaneous.

7.1    Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York.

7.2    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

7.3    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

7.4    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

7.5    Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the terms or provisions of this Agreement were not performed by any party (the “defaulting party”) in accordance with their specific terms or were otherwise breached by such defaulting party. It is accordingly agreed that, without posting a bond or other undertaking, notwithstanding anything to the contrary contained in this Agreement, either party shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement by the defaulting party and to enforce specifically the terms and provisions hereof against the defaulting party, such remedy being in addition to any other remedy to which the party seeking specific relief may be entitled at law or in equity. The provisions of this Section 7.5 shall apply in respect of any arbitration proceeding brought pursuant to this Agreement, as well as any litigation permissibly brought pursuant to the terms hereof to enforce this Agreement. In the event that any action is brought by a party in equity to enforce the provisions of this Agreement, the defaulting party shall not allege, and the defaulting party hereby waives the defense or counterclaim, that there is an adequate remedy at law.

7.6    Arbitration. (a) Except as otherwise expressly provided herein, all disputes arising out of or concerning the existence, validity, interpretation or performance of this Agreement shall be resolved by arbitration in accordance with the rules of arbitration then in effect and administered by the International Centre for Dispute Resolution (the “ICDR”, and such rules, the “Rules”); provided that in the event the Rules conflict or are inconsistent with the procedures set forth in this Section 7.6, the procedures set forth in this Section 7.6 shall govern and control. The decision of the arbitration panel to be appointed hereunder (the “Arbitration Panel”) shall be final and binding on the parties and the parties hereby irrevocably waive any right of appeal or judicial review with respect to any aspect of the arbitration award. The arbitration award may be enforced in any court of competent jurisdiction.

(b)    The Arbitration Panel shall consist of three arbitrators. Each party shall appoint a single arbitrator and the third arbitrator, who shall preside over the Arbitration Panel, shall be chosen by the two party-appointed arbitrators. If the responding party fails to appoint an arbitrator or if the two party-appointed arbitrators fail to appoint the third arbitrator within the prescribed time periods set forth in Section 7.6(c), then the appointments shall be made by the ICDR pursuant to the Rules.

(c)    Arbitration may be commenced by any party by giving written notice setting out the nature of the claim to the other party and to the ICDR pursuant to the Rules. Within fifteen (15) days of such notice, the party demanding arbitration shall appoint its arbitrator. Within fifteen (15) days of that appointment, the other party shall appoint its arbitrator. Within thirty (30) days after the appointment of both party-appointed arbitrators, those two arbitrators shall appoint the third arbitrator.

(d)    The arbitration and any evidentiary proceedings shall be conducted in English. The situs of the arbitration shall be New York City; provided that the Arbitration Panel may conduct proceedings in other locations if the parties so agree or if necessary for the taking of evidence.

(e)    Each arbitrator shall be impartial and shall be experienced with respect to commercial matters.

(f)    Any litigation commenced by any party in aid of the arbitration, or for injunctive relief to preserve assets, maintain the status quo or prevent any act pending the result of the arbitration shall be commenced only in any state court of the State of New York located in New York County or the United States District Court for the Southern District of New York, and any appellate court thereof, unless otherwise mutually agreed by the parties. With respect to any such litigation, each party hereby irrevocably consents to the exclusive jurisdiction of such courts and waives any objection to personal jurisdiction of and venue in such courts with respect to such proceedings and waives any claim that such forum is inconvenient. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE IN CONNECTION WITH ANY SUCH LITIGATION IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH LITIGATION. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.6(F).

(g)    The fact of arbitration, the claims and arguments made in the arbitration and any arbitration award shall be confidential and not be disclosed to any other person, except as required by Law or legal duty or in order to confirm, challenge or enforce the arbitration award. Materials and documents of any party utilized or produced in connection with the arbitration that are not otherwise public shall be treated as confidential by the other party and shall not be disclosed or utilized by the other party other than in the arbitration.

(h)    The Arbitration Panel is authorized to award monetary damages and to grant injunctive relief, including interim relief pending the final award. Any interim or provisional measures in the form of conservatory or injunctive relief ordered by the Arbitration Panel shall, to the extent permitted by applicable Law, be deemed final arbitration awards for purposes of enforceability. Any monetary award may include interest and shall be stated and payable in U.S. dollars. The Arbitration Panel is authorized to allocate as part of its award the costs and expenses of the arbitration, excluding attorney’s fees, as the Arbitration Panel deems reasonable. The Arbitration Panel is not authorized to award punitive or exemplary damages.

(i)    The parties shall bear their own costs incurred in connection with the arbitration and share equally the costs of administration of the arbitration and the fees and expenses of the Arbitration Panel.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered as of the date first written above.

MAKEMYTRIP LIMITED

By:	/s/ Mohit Kabra
Name:	Mohit Kabra
Title:	Group Chief Financial Officer

MIH INTERNET SEA PTE. LTD.

By:	/s/ Marian Ho Wui Mee
Name:	Marian Ho Wui Mee
Title:	Director

MIH B2C HOLDINGS B.V.

By:	/s/ Serge de Reus
Name:	Serge de Reus
Title:	Director